LEAD INVESTOR



Silvia Mah

Nostalgia will transform the coffee industry with new innovation and an inclusive values-driven business approach. There are 4 upstanding reasons to invest in Nostalgia: (1) the quality of Nostalgia coffee is extraordinary, (2) significant traction of corporate buyers like Intuit and REI and high customer interest through e-commerce & tastings, (3) Exceptional leadership team with not only a huge passion for coffee but having the business, financial and branding acumen for significant scale, and (4) a corporate culture that will ride the conscious consumerism trends for increased BtoC and BtoB adoption. Nostalgia coffee is high quality, it's The first coffee in the brew bag received 92pts from Coffee Review making it the highest rated blend in California and they have also roasted two of the highest rated single origin coffees in the world. Corporate partnership with Intuit allows for Nostalgia to pilot new blends and preferences of the on-the-go corporate customers with a more robust pipeline to sell the brew bags into as Nostalgia scales. The team is amazing, all rooted in making this world a better place one cup at a time, with an inclusive lens, as the company is women-owned and LGBTQ-owned. Taylor, CEO & Founder of Nostalgia, is one of those incredible founders you whole-heartedly want to invest in, help her succeed, and she consistently, over and over again, executes on goals and tasks to significantly scale Nostalgia. Taylor's values are strong and consistent, translating into a string corporate culture that makes a difference in the growing conscious consumerism market. At the core of Nostalgia, values such as integrity, innovation, inclusivity, quality and mindfulness (detailed-oriented and thoughtful by design), emanate as an aroma of high impact and purpose in all of the partnerships being penned and customers being drawn. I am proud to me Taylor's lead investor, am open to talk about the details of the investment from the content of the pitch to the deal terms.

Invested $10,000 this round